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                         ARTISTIC GREETING INCORPORATED
               SUPPLEMENT TO PROXY STATEMENT DATED APRIL 24, 1998
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    The Company is distributing this supplement to its stockholders to update stockholders concerning certain changes to the proposed capital structure of Artistic Direct Incorporated. Mr. Ray Mahar will not invest $500,000 in common equity of ADI; instead, (i) Mr. Wyckoff will borrow an additional $250,000 from Chemung Canal Trust Company, on the same terms as previously disclosed (including the total loan amount of $750,000 being guaranteed by Mr. Komer, such guarantee to be secured by a pledge of 20% of the common stock of ADI owned by Mr. Wyckoff (the same amount previously pledged)) and (ii) $250,000 of the Asset Purchase Agreement purchase price will be satisfied by an increase from $250,000 to $500,000 of the promissory note referred to in Section 1.2 of the Asset Purchase Agreement. In connection with the foregoing, AGI and ADI have entered into an amendment to the Asset Purchase Agreement providing for the increased promissory note amount. The Parent has approved this amendment pursuant to
Section 4.10 of the Merger Agreement.

    The party which contacted the Special Committee on April 9 regarding a possible proposal to acquire the P&C Business has subsequently informed the Special Committee that it will not make a proposal.

Sincerely,

Thomas C. Wyckoff
Assistant Secretary

Elmira, New York
May 12, 1998